Exhibit 99.1

TSX: JE.
NYSE: JE.

•	FOR IMMEDIATE RELEASE

         PRESS RELEASE

Just Energy Group Announces Closing of Public Offering and Private Placement of Series A Preferred Shares Raising Gross Proceeds of US$101 Million

TORONTO, ONTARIO – February 7, 2017 - Just Energy Group Inc. ("Just Energy" or the "Company") (TSX: JE; NYSE: JE), a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, announced today that it closed its underwritten public offering of 4,000,000 of its 8.50% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Shares (the "Preferred Shares") at a public offering price of US$25.00 per Preferred Share, for gross proceeds of US$100 million. Just Energy has granted the underwriters an option exercisable for 30 days from January 30, 2017, exercisable in whole or in part, to purchase up to 600,000 additional Preferred Shares at the same price and on the same terms as the 4,000,000 Preferred Shares.  In addition, concurrently with the closing of the public offering of Preferred Shares, Just Energy closed a non-brokered private placement of 40,000 Preferred Shares at a price of US$25.00 per Preferred Share, for gross proceeds of US$1 million.
The aggregate gross proceeds from the offering and private placement, before deducting underwriting discounts and offering expenses payable by the Company, were US$101 million.  The Company intends to use the net proceeds of this offering for general corporate purposes, a majority of which will be applied to refinancing or repurchasing its 2018 and 2019 maturing instruments if determined appropriate by Just Energy, and for growth and working capital.
Trading of the Preferred Shares on the New York Stock Exchange under the symbol JE.PR.A and on the Toronto Stock Exchange under the Symbol JE.PR.U is expected to begin within 30 days.
Stifel, Nicolaus & Company, Incorporated, FBR Capital Markets & Co. and National Bank Financial Inc. acted as joint book-running managers of the offering. BB&T Capital Markets, a division of BB&T Securities, LLC, Canaccord Genuity Corp., Janney Montgomery Scott LLC, Ladenburg Thalmann & Co., Inc. and Wunderlich Securities, Inc. acted as co-lead managers of the offering. Boenning & Scattergood, Inc., National Securities Corporation and Northland Securities, Inc. acted as co-managers of the offering.

The offering is being made in the United States only by means of a prospectus and related prospectus supplement complying with, and meeting the requirements under, a multijurisdictional disclosure system adopted by the United States and Canada, which permits Just Energy to prepare the prospectus and related prospectus supplement in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those applicable to issuers in the United States.
This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.
About Just Energy Group Inc.

Established in 1997, Just Energy (NYSE:JE, TSX:JE) is a leading retail energy provider specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options.  With offices located across the United States, Canada, the United Kingdom and Germany, Just Energy serves approximately two million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, Commerce Energy, Green Star Energy, Hudson Energy, Just Energy Solar, Tara Energy and TerraPass.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements and information. Forward-looking statements and information in this press release include, but are not limited to, the planned use of proceeds for the offering. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com or by visiting EDGAR on the SEC's website at www.sec.gov.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Patrick McCullough
Chief Financial Officer
Phone: (713) 933-0895
pmccullough@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com